Third Quarter 2004 Report to the Shareholders

NovaGold Resources Inc. is pleased to report its financial and operating results for the nine month period ended August 31, 2004 together with an update of the Company's activities through the end of September 2004.

Since NovaGold's last quarterly report released at the end of July, the Company achieved several important milestones as part of the Company's continued rapid growth. Of particular note, NovaGold was added to the S&P/TSX Composite Index and the S&P/TSX Capped Gold Index on September 17th, 2004. This is a major achievement for the Company and is recognition of the sustained progress NovaGold has made toward becoming a quality emerging gold producer.

The Company continues to rapidly advance its four North American development stage projects toward production with an ambitious exploration and development program. With the increased success of the results at Galore Creek the Company has expanded its 2004 drill program by 40% to 28,000 meters and expanded the pre-feasibility activities. As a result the Company expects to spend $15 million in 2004 at the project. The total amount to be invested this year on all the Company's properties is expected to be $32 million, including $10 million by the Company's joint venture partners. Below is a brief progress update on the Company's advanced stage projects and an overview of the Company's revenue generating activities at its Nome Operations.

Galore Creek

At the Company's 100% controlled Galore Creek property an independent Preliminary Economic Assessment Study was completed during the quarter demonstrating that the Galore Creek project has the potential to become a significant low cost gold-silver and copper producer. This Preliminary Economic Assessment demonstrates that the Galore Creek project has the potential to recover at least 2.4 million ounces of gold, 32.3 million ounces of silver and 3.3 billion pounds of copper over a 23 year mine-life. In the first 5 years the project would produce an average of 270,000 ozs gold, 1.8 million ozs silver and 200 million lbs copper yearly at an average total cash costs of $0.15 per pound of copper using the precious metals as credits; or negative (-) $180/oz of gold with copper and silver as a byproduct credit using the gold institute guidelines (based on long-term transportation and refining cost projections and metal prices of US$0.90/lb Copper; US$375/oz Gold and US$5.50/oz Silver). On a co-product basis the project would produce gold at US$125/oz and copper at US$0.49 per pound with silver credited proportionately.

This study is the first in a series of economic studies for the project that will assess the viability of a conventional open-pit mining operation on the property using long-term average metal prices. This study is intended to quantify the project's cost parameters and to direct future exploration programs as well as more detailed engineering work that will ultimately define the optimal scale of the operation for a Feasibility Study. This study evaluated in detail the access and infrastructure needs for the project, as well as looked at the best approaches to mining, processing and transportation of the concentrate product.

A financial analysis using the parameters from the study indicates that, using the 20 year long-term average price for copper of US$0.90/lb, the Galore Creek project could generate a pre-tax rate of return (IRR) of between 11.2% to 16.6% and have an undiscounted after-tax Net Present Value (NPV) between US$329 million and US$500 million for the range of gold and silver prices considered in the study. At market prices for copper of $1.25/lb, $400/oz gold and $6.00/oz silver the pre-tax rate of return doubles to 25.3% and the undiscounted after-tax Net Present Value increases to US$1.1 billion.

The study also further identified several key upside opportunities that could substantially enhance the economics of the project. These include the high probability of defining additional resources beyond those identified at the Southwest and Central deposits. In particular, exploration will focus on defining ores containing 1 gram per tonne gold and 1% copper - this higher grade material, if

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Third Quarter 2004 Report to the Shareholders

properly scheduled through the mill would allow for the continuation of the higher level production rates beyond the first 5 years of the mine life. Such an extension would significantly increase the internal rate of return and net present value of the project.

A second key opportunity would result from increasing the scale of the operation beyond that used as the base case with higher capacity mining and milling equipment. Such an expanded operation would significantly enhance the project economics by increasing metal production while simultaneously reducing unit costs with increased economies of scale. Future studies will look at substantially increasing the mine throughput based on the excellent exploration potential of the project.

Currently up to 70 technical personnel are on-site with work focused on drilling, geophysics, mine planning and infrastructure, as well as environmental baseline data collection in preparation for the Pre-Feasibility Study targeted for completion in the first half of 2005. This 2004 program will be one of the largest exploration programs in British Columbia with a budget now standing at $10 million directed at drilling additional resources and upgrading the existing Inferred category resources to Measured and Indicated. The original 20,000 meter drill program at Galore Creek has been expanded to 28,000 meters. An additional budget of $5 million has been allocated for environmental and engineering studies. Currently, plans for the 2005 program are underway. In particular plans for expanding the camp from the current 80-person camp to a 150-person camp to accommodate the additional work load are being finalized before camp closes in late November.

A total of five drill rigs are operating on site and have completed 50 drill holes totaling 18,000 meters (60,000 ft) so far in the program. Four of the drill rigs are focused on resource expansion drilling and one drill is completing geotechnical work for engineering pit design work. Significant mineralization has been encountered in this drilling adjacent to the two known resource areas at the Southwestern and main Central deposit including the West Fork, Junction, Bountiful and Copper Canyon targets.

An extensive ground geophysical program was also completed which identified an extensive induced polarization chargeability anomaly continuing from the Main Galore deposit to depth and to the east of known mineralization. This preliminary data suggests a dramatic increase in the apparent size of the mineral system and has identified a large area of prospective ground for additional exploration. A detailed airborne geophysical survey was also completed in August providing coverage of the Grace and Copper Canyon areas as well.

In addition to the geological exploration studies, the Company has also engaged several independent engineering and consulting companies to provide input into detailed engineering studies to design mine plans, processing facilities and infrastructure related to the mine development to pre-feasibility level of detail (+/- 20% cost estimates). In conjunction with the on-going engineering studies, the company has also undertaken detailed environmental baseline studies in coordination with representatives from the Tahltan First Nations, local government and the Britsh Columbia and Federal authorities to provide information to be incorporated into the Environmental Assessment and permitting process. The project has received strong interest and support from each of these groups in recognition of the potential significant economic benefits to the region.

Donlin Creek Project

The Donlin Creek Project is being developed in joint venture with Placer Dome Inc. the world's 5th largest gold producer. Placer Dome currently owns a 30% interest in the project and has the right to earn an additional 40% interest from NovaGold by expending US$32 million toward development of the property, completing a bankable feasibility study and making a positive construction decision

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for a mine that would produce at least 600,000 ounces of gold per annum on or before November 2007. The project is currently at the Pre-Feasibility stage of development. A mine construction decision is targeted by 2007.

Donlin Creek hosts a measured and indicated resource of 11 million ounces and an additional inferred resource of 14 million ounces of gold, making it one of the largest undeveloped gold deposits in North America. As currently envisaged, Donlin Creek would be developed as a large scale, open-pit mining operation that would produce in excess of 1 million ounces of gold per year.

Placer Dome plans to spend $8 million (US$6 million) in 2004 on engineering and environmental studies for development of the project, condemnation drilling, water well drilling, hydrology studies and environmental baseline studies. A local source for lime to be used in ore processing has been identified. On-going studies have identified feasible alternatives for project access and power supply. The joint venture continues to work closely with local communities, native corporation land owners, and state and federal governments to develop a world class mine at Donlin Creek.

Rock Creek and Nome Projects

At NovaGold's 100% owned Rock Creek Project in Nome, Alaska, the final Feasibility Study is well underway with independent engineering firm Norwest Corporation. In addition, the Company has initiated the formal permitting process. A budget of C$6.7 million (US$5 million) is planned for the development work in 2004 at Rock Creek. Approximately 1,650 meters (5,400 ft) of HQ triple tube diamond drilling in 20 holes has been completed along with a 1,000 meter (3,300 ft) trench program across the main mineralized zone. A twin drill hole program of duplicate best method reverse circulation (RC) drilling has also been completed as part of the reserve definition program developed by engineering firm AMEC E&C Limited. Further a 2,700 meters (8,900 ft) of infill drilling, to convert the remaining areas of Inferred Resources to Indicated Resources, has also been completed with 38 drill holes of both RC and core. In addition, a detailed metallurgical program is underway to determine final design parameters for the milling circuit as part of the final Feasibility Study.

The Rock Creek project is anticipated to produce an average of 100,000 ounces of gold per year at a total cash cost of US$200 per ounce. A mine construction decision at Rock Creek is targeted for 2005 after completion of the final Feasibility Study and receipt of construction permits. The State of Alaska has allocated and approved US$5 million in funds for construction of the Glacier Creek by-pass road, a three mile access route that will improve access from the community of Nome to the Rock Creek project area.

At the nearby 100% owned Big Hurrah property outside of Nome, NovaGold has initiated a 2,700 meter (8,900 ft) program of both RC and core to test the potential to develop a near surface gold resource. Historic work on the property has identified multiple shallow mineralized zones grading as much as 10 g/t gold with similar characteristics to Rock Creek. After completion of the twin and in-fill program at Rock Creek the drills will be mobilized to Big Hurrah.

Ambler Project

Exploration at the Ambler project, located in Northwestern Alaska, focused on verification of the historic resource and further development of a comprehensive geologic model for the deposit. A total of 11 holes were completed during the 2004 program in and adjacent to the deposit totaling 3,000 meters (10,000 ft). The updated 3-D geologic model for the project will be used in the preparation of an updated resource estimate in early 2005. Assay results are anticipated to be complete later this fall.

The Ambler property hosts several volcanogenic massive sulfide (VMS) deposits including the Arctic Deposit

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Third Quarter 2004 Report to the Shareholders

which was the focus of this years drill program. The property has been largely unexplored since the early 1980's and with further drilling there is excellent potential to expand the existing resources at Arctic as well as identify new high quality targets along trend of the favorable stratigraphy.

NovaGold is acquiring a 51% interest in the 35,000 acre (14,000 hectare) Ambler property through an option agreement with subsidiaries of Rio Tinto plc. Under the terms of the agreement, NovaGold can earn a 51% interest by matching Kennecott's expenditures on the property totaling US$20 million before 2016. During the first five years of the agreement NovaGold must spend a minimum of US$5 million on exploration and development work and obtain memorandums of understanding with landowners in the region necessary to provide access for mine development. NovaGold remains manager of the project through to the completion of a final positive Feasibility Study.

Nome Operations

The Company is anticipating a good year at its Nome sand-and-gravel and real estate businesses held by the Company's wholly-owned subsidiary Alaska Gold Company. In real estate, the State of Alaska continues to move forward with plans to purchase approximately 300 acres of land from the Company for Phase 1 of a multiphase expansion of the Nome Airport facility. Although the process is slower than originally anticipated, discussions are on-going with the State of Alaska and the Company looks to finalize a sale agreement in 2004 or 2005. In addition, the Port of Nome is also being expanded under a $39 million matching federal grant to the City of Nome. Work on the port began earlier this year. Both the Airport and Port expansion projects, along with the Glacier Creek road project are expected to have a favorable impact on the Company's sand-and-gravel revenues. The Company continues to pursue initiatives to expand its sand-and-gravel and land development businesses to provide additional cash flow for the corporation.

We look forward to reporting on further positive developments on the Company's projects during the coming months.

ON BEHALF OF THE BOARD OF DIRECTORS

[signed: Rick Van Nieuwenhuyse]

Rick Van Nieuwenhuyse
President & Chief Executive Officer
September 30, 2004

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